Exhibit 99.7

Almaden President’s Letter to the Shareholders 2016

Dear Shareholders,

It has been another eventful year in the development of the Ixtaca deposit.  On April 3rd, shortly before the time of writing, we made one of the most significant announcements yet pertaining to the development of Ixtaca; the filing of a positive Pre-Feasibility Study.  In this study, the deposit shows a 41% IRR and a US $310 MM NPV after tax at $1250 gold and $18 silver (5% discount rate), all the while producing on average 168,100 gold equivalent ounces, or 11.6 million silver equivalent ounces per year in the first nine years for an initial capital cost of only US$117 MM.  That is an extraordinary value proposition, especially when you consider that Ixtaca is located in an excellent jurisdiction with outstanding existing infrastructure, being only 20 kilometers from an industrial manufacturing park and accessed by paved road.

Our approach is to develop Ixtaca in partnership with the local communities and open, transparent communication with all our stakeholders has been fundamental to Almaden’s approach since staking the original Tuligtic claims in 2001.  We are proud of our local relationships which have been developed over this timeframe.  We have now interacted with over 20,000 people from more than 50 communities and 8 different states most notably in the following ways:

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Coordinated seven large community meetings to explain the present the project and our exploration and development plans, with total attendance at these meetings approaching 2,600 people, the most recent in December of 2016 attended by roughly 700 people;

•	Taken a total of approximately 440 people, drawn from local communities, to visit 22 mines to show them the real impacts of mining development hands on;
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Arranged 25 sessions for “Dialogos Transversales”, wherein community members are invited to attend discussions with experts on a diverse range of issues relating to the mining industry such as an overview of Mexican Mining Law, Human Rights and Mining, mineral processing, explosives, water in mining, risk management, and mine infrastructure amongst other things;

•	Opened a central community office in the town of Santa Maria Zotoltepec, which is continually open to community members and includes an anonymous suggestion box;
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Invested in a “mobile mining module” which allows company representatives to establish a temporary presence in communities more distant from the project, and allows for those interested to learn more about the project;

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Employed as many local people as possible, reaching up to 70 people drawn from 5 local communities.  Almaden operates the drills used at the project, and hence can draw and train a local workforce as opposed to bringing in external contractors;

•	Initiated a program of scholarships for top performing local students, with 80 scholarships granted to date to individuals from 23 different communities (44 women and 36 men);
•	Established several clubs, including reading, dancing, football, music, and theatre clubs, to contribute to the vitality of local communities;
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Focused on education, enabling 2,441 people to be positively impacted by our investments, such as rehabilitation of school-related infrastructure, donation of electronic equipment, and scholarships for top-performing students.

•	Initiated English classes with a teacher from a nearby regional college. There are three classes every Saturday with around 75 people attending.

The positive impacts to the socio-economy of the region will continue as the Project is developed towards becoming a mine and a source of long term source of jobs, investment along with local infrastructure and service improvement.  We will continue our open communication with our local stakeholders to provide for realistic expectations of any proposed mining operation and the social impacts of such a development.

Over the coming year, with our external consulting engineers and our Ixtaca site team, we will continue driving forward on the path of de-risking the project.  The focus will be completing a Feasibility study in parallel with mine permitting preparations lead by our world class Ixtaca community relations, public consultation and environmental permitting team.  We expect that once again we will have a very eventful year and we look forward to reporting our progress.

Your President,

“Morgan Poliquin”

Morgan Poliquin, Ph.D., P.Eng.
President, CEO and Director